PRESS RELEASE

GOLDCORP DECLARES FOURTH DIVIDEND PAYMENT

Toronto, July 23, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its fourth bi-monthly dividend payment for 2003 of $0.025 per share.  Shareholders of record at the close of business on Tuesday, August 5, 2003 will be entitled to receive payment of this dividend on Wednesday, August 13, 2003.  This brings the total dividend payment for the year to $0.10 per share.  Goldcorp intends to pay a total of $0.15 per share during 2003 in six equal bi-monthly installments of $0.025 per share.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:          Corporate Office:

Chris Bradbrook

                                        145 King Street West

Vice President, Corporate Development               Suite 2700

Telephone: (416) 865-0326                                 Toronto, Ontario

Fax: (416) 361-5741                                           M5H 1J8

e-mail: info@goldcorp.com                                  website: www.goldcorp.com